The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

September 29, 2011

Enerplus Announces Cash Dividend for October 2011

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that a cash dividend in the amount of CDN$0.18 per share will be payable on October 20, 2011 to all shareholders of record at the close of business on October 11, 2011. The ex-dividend date for this payment is October 6, 2011.

The CDN$0.18 per share dividend is equivalent to approximately US$0.176 per share if converted using a Canadian/US dollar exchange rate of 1.0225. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

The dividend paid by Enerplus is considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.